SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2005

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.

1166 Avenue of the Americas

New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN COMPANIES STOCK
INVESTMENT PLAN

Date:	June 28, 2006	/s/ Alex P. Voitovich
Authorized Representative of the
Benefits Administration Committee

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005	4-10

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i	11
Schedule of Assets (Held at end of Year) a December 31, 2005

Form 5500, Schedule H, Part IV, Line 4a	12
Delinquent Participant Contributions For The Year Ended December 31, 2005

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,

the Marsh & McLennan Companies Benefits Administration Committee

and the Participants in the Marsh & McLennan Companies Stock Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Companies Stock Investment Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. These schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York

June 28, 2006

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

CASH AND CASH EQUIVALENTS	$ 481,544	$ 73,877,913

INVESTMENTS AT FAIR VALUE (NOTE 2)	1,002,741,505	1,543,291,762

INVESTMENTS IN MASTER TRUST (NOTE 3)	1,136,057,617	—

INVESTMENTS AT CONTRACT VALUE (NOTE 2)	—	467,996,717

LOANS RECEIVABLE – PARTICIPANTS (NOTE 5)	32,978,554	33,831,327

TOTAL INVESTMENTS	2,172,259,220	2,118,997,719

DIVIDENDS AND INTEREST RECEIVABLE	355,119	2,344,873

PARTICIPANT CONTRIBUTIONS RECEIVABLE	3,903,509	106,224

EMPLOYER CONTRIBUTIONS RECEIVABLE	1,980,923	—

RECEIVABLE FOR INVESTMENTS SOLD	—	2,110,247

TOTAL ASSETS	2,178,498,771	2,123,559,063

LIABILITIES:

OTHER LIABILITIES	12,996	—

NET ASSETS AVAILABLE FOR BENEFITS	$2,178,485,775	$2,123,559,063

See notes to financial statements.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

INVESTMENT INCOME:
Dividends	$ 36,823,616
Interest	7,700,229
Net depreciation in fair value of investments	(14,052,821)
Plan interest in Master Trust income	50,942,426

NET INVESTMENT INCOME	81,413,450

CONTRIBUTIONS
Employer	56,309,907
Participant	114,740,279
Rollover	6,752,116

TOTAL CONTRIBUTIONS	177,802,302

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(264,831,837)

Transfers from Other Plan (NOTE 6)	60,542,797

INCREASE IN NET ASSETS	54,926,712

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,123,559,063

End of year	$2,178,485,775

See notes to financial statements.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 and 2004

AND FOR THE YEAR ENDED DECEMBER 31, 2005

(1)	Description of the Plan

General

The Marsh & McLennan Companies Stock Investment Plan (the "Plan") is a defined contribution Plan with 401(k), 401(m) and ESOP features, which allows eligible participants to contribute from their salary through payroll deductions on a before and/or after-tax basis. Under the Plan, salaried employees who are at least 18 years of age in the United States, as well as employees of any subsidiary or affiliate of Marsh & McLennan Companies, Inc. (“MMC” or the "Company") other than Putnam LLC, Kroll, Inc. (including its Quorum and Factual Data businesses) and any of their subsidiaries or successors in interest are eligible to contribute to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan.

Prior to January 1, 2005, participants could contribute from 1% to 15% of their salary in any combination of before-tax and after-tax contributions up to the 15% limit. Effective January 1, 2005, the before-tax contribution percentage increased from 15% to 75% and the aggregate limit on before and after-tax contributions increased to 75%. The after-tax contribution remained capped at 15%. Also effective January 1, 2005, eligible participants (age 50 or older by the end of the calendar year) were permitted to make additional “catch-up” contributions.

Prior to April 1, 2005, the trustee for the Plan was State Street Corporation. Effective April 1, 2005, Northern Trust Corporation assumed responsibility as the Plan’s trustee. The trustee is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Also effective on April 1, 2005, Mercer HR Services (a subsidiary of the Company) replaced ADP as the Plan’s recordkeeper.

The Marsh & McLennan Benefits Administration Committee controls and manages the operation and administration of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.

Contributions

During the year ended December 31, 2005, MMC matched, after one year of service, up to the first six percent of participants’ before and/or after-tax contributions in the following percentages:

•	100% for those participants age 55 or older or whose age plus years of plan participation equals at least 65.

•	71-2/3% in all other cases.

Effective April 1, 2005, certain in-service withdrawals are not subject to a suspension of Company matching contributions. Prior to April 1, 2005, certain in-service withdrawals would result in a one year suspension of Company matching contributions.

Participant and Company contributions are subject to certain limitations in accordance with federal income tax regulations. When a participant reaches the IRS annual limit, the before-tax contributions automatically are made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions.

Effective October 25, 2004, all participants became eligible to direct their Company matching contributions and all of their employee contribution account balances to any of the 18 available investment options. If a participant does not choose an investment direction for his or her future Company matching contributions, they are automatically invested in the Putnam Fixed Income Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution, charged with withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are vested immediately in their contributions plus actual earnings thereon. Participants hired before January 1, 1998 are fully vested in the Company's matching contributions. Participants hired on or after January 1, 1998 and who terminated employment with the Company on or before June 30, 2002 vested in the Company's matching contribution as follows: 0% if less than three years of service, 33% after 3 years of service, 67% after 4 years of service, and 100% after 5 years of service. Participants who were active on July 1, 2002, or were hired on or after July 1, 2002 and who terminated employment with the Company on or before December 31, 2005, were subject to the following vesting schedule: 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service. Participants who were active employees as of January 1, 2006, or participants who terminate employment on or after January 1, 2006 who have an hour of service on or after January 1, 2006, vest in the Company's matching contribution as follows: 33-1/3% after two years of service, 66-2/3% after three years of service, and 100% after four years of service.

At December 31, 2005 and 2004, forfeited nonvested accounts totaled $72,328 and $89,000 respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by $2,849,654 from forfeited nonvested accounts.

Payment of Benefits

Participants with vested balances greater than $5,000 ($1,000 as of March 28, 2005) who leave the Company before age 65 may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.

The preceding description of the Plan provides only general information. Participants should refer to the Plan document and the MMC benefits handbook via www.mmcpeoplelink.com for a more complete description of the Plan’s provisions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of interest-bearing money market investments, which are available on demand.

Investment Valuation and Income Recognition

The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the net asset value of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments.

On April 1, 2005, the Plan, along with the Mercer HR Services Retirement Plan, began participating in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust (the "Master Trust"). The Putnam Fixed Income Fund investments and MMC common stock were transferred to the Master Trust, which now holds shares of MMC common stock, guaranteed investment contracts and cash (see Note 3).

At December 31, 2004, prior to the creation of the Master Trust, the Plan's Putnam Fixed Income Fund, which consisted of benefit-responsive guaranteed insurance contracts and group annuity contracts, was presented in the financial statements at contract value. The common stock of Marsh & McLennan Companies, Inc. owned by the Plan on December 31, 2004, was reported in the statement of net assets available for benefits at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for these funds.

The following table presents the market values of investments (excluding the Master Trust as discussed below) that represent 5% or more of the Plan’s assets at the end of the plan-year:

	December 31, 2005	December 31, 2004

MMC Common Stock	$ —	$ 694,388,683
Putnam S&P 500 Index Fund	147,101,610	145,769,398
Dodge & Cox Stock Fund	201,993,175	154,984,404
CIGNA (Guaranteed Investment Contract)	—	112,020,170
T. Rowe Price Mid-Cap Growth Fund	121,780,128	—

The Plan’s investments including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

Year Ended December 31, 2005

MMC Common Stock (a)	$ (50,618,418)
Mutual Funds	29,230,836
Common/Collective Trusts	7,334,761
$ (14,052,821)

(a) Reflects activity from January 1, 2005 through March 31, 2005 prior to the establishment of the Master Trust.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2005 and 2004.

(3)	Investments in Master Trust

On April 1, 2005, a Master Trust was established for the investment assets of the Plan and another MMC-sponsored retirement plan. MMC common stock, guaranteed investment contracts, and short-term investments are investments that are held by the Master Trust. The Northern Trust Company (Trustee) holds the investment assets of the Master Trust as a commingled fund or commingled funds in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. The Plan’s investment in the Master Trust consists of units owned in the MMC Common Stock Fund or the Fixed Income Fund. At December 31, 2005, the Plan’s interest in the net assets of the Master Trust was approximately 99%.

The following table summarizes the net assets of the Master Trust:

As of December 31, 2005
INVESTMENTS:
Common Stock Fund
Common stock of MMC, Inc. at fair value	$ 559,759,011
Short-term investment funds at fair value	11,837,359
571,596,370

Fixed Income Fund
Guaranteed investment contracts at contract value	461,069,441
Short-term investment funds at fair value	106,397,143
Payable for securities purchased	(1,577,200)
565,889,384

NET ASSETS OF THE MASTER TRUST	$1,137,485,754

Marsh & McLennan Companies Stock Investment Plan
Investment in Common Stock Fund	$ 571,586,726
Investment in Fixed Income Fund	564,470,891
Investment in Master Trust	$1,136,057,617

Plan’s Percentage Interest in Master Trust net assets	99.9%

Mercer HR Services Retirement Plan
Investment in Master Trust	$ 1,428,137

Plan’s Percentage Interest in Master Trust net assets	0.1%

The following table summarizes the net investment income of the Master Trust for the period April 1, 2005 (inception) through December 31, 2005:

INVESTMENT INCOME AND EXPENSES:
Net appreciation in fair value of Marsh & McLennan Companies, Inc. Common Stock	$ 21,459,330

Dividends	9,639,991
Interest and other income	19,877,517
NET INVESTMENT INCOME	$ 50,976,838

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN:
Marsh & McLennan Companies Stock Investment Plan	$ 50,942,426
Mercer HR Services Retirement Plan	$ 34,412

(4)	Related Party Transactions

The Putnam Research Fund, Inc., the Putnam Equity Income Fund, the Putnam Voyager Fund, the Putnam Fixed Income Fund, the Putnam International Equity Fund, the Putnam New Opportunities Fund, the George Putnam Fund of Boston, the Putnam S&P 500 Index Fund, the Putnam Mid Cap Value Fund and the Putnam Bond Index Fund are managed by Putnam Investments Trust, a majority owned subsidiary of the Company. Investments in institutional funds managed by Putnam at December 31, 2005 and 2004 amounted to $461,968,949 and $452,501,697, respectively. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005, the Plan, through its interest in the Master Trust (See Note 3) was the beneficial owner of approximately 17,602,000 shares of common stock of Marsh & McLennan Companies, Inc., the sponsoring employer. At December 31, 2004, the Plan held 21,106,039 shares of common stock of Marsh & McLennan Companies, Inc.

Certain administrative functions are performed by officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the IRC and ERISA’s rules on Prohibited Transactions. See Note 1 regarding administrative expenses.

(5)	Loans-Receivable Participants

Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan are repaid through semi-monthly payroll deductions or, at the option of the participant may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed.

(6)	Transfers from Other Plan

As the result of an internal reorganization within Marsh & McLennan Companies, Inc., the balances of certain affected Putnam employees were transferred from the Putnam Retirement Profit Sharing Plan to the Plan. The amount transferred to the Plan was $60,542,797.

(7)	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 7, 2006, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Company and the Plan’s management believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(8)	Nonexempt Party-in-Interest Transaction

MMC remitted the December 29, 2005 participant contributions of $5,257 to the trustee on February 9, 2006, which was later than required by Department of Labor ("D.O.L.") Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

(9)	Supplemental Schedules

The schedule of assets (held at end of year) as of December 31, 2005 is provided on Supplemental Schedule I and the schedule of delinquent participant contributions for the year ended December 31, 2005 is provided on Supplemental Schedule II.

(10)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(11)	Other Matters

There are two consolidated ERISA class action suits pending, one in the Southern District of New York and the other in District Court in Maryland, alleging various fiduciary breaches under ERISA against MMC and other alleged fiduciaries of the MMC Stock Investment Plan. The Plan is not currently a named defendant in either suit.

The New York suit asserts that it was imprudent for the fiduciary defendants of the Plan to permit the Plan and its participants to invest in MMC stock. The Plaintiffs’ assert that the fiduciaries knew, or should have known, that MMC was a risky investment and that the stock price was inflated given the Company’s alleged illegal market service agreement related activities, including bid-rigging. The complaint also asserts that the plan fiduciaries failed to provide complete and accurate information concerning the Company’s activities and the riskiness of MMC stock to Plan participants.

The Maryland suit asserts that it was imprudent for the fiduciary defendants of the Plan to permit the Plan and its participants to invest in Putnam mutual funds and MMC stock because the fiduciaries, knew, or should have known that MMC stock and Putnam mutual funds were imprudent investments given the existence of alleged illegal market timing activity in some Putnam mutual funds. The Complaint also asserts that the Plan fiduciaries failed to provide complete and accurate information concerning the Company’s activities and the riskiness of MMC stock and mutual funds to Plan participants.

(12)	Subsequent Events

Effective January 1, 2006, after one year of service, the Company will contribute a core matching contribution each pay period of 25% on the first 6% of participants’ before and/or after-tax contributions. The Company may also make a performance-based matching contribution up to an additional 75% on the first 6% of participants’ before and/or after-tax contributions annually in the first quarter following the end of the calendar year.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE I

FORM 5500, SCHEDULE H; PART IV LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Market

SHORT TERM INVESTMENT FUND	Cash and Cash Equivalents	$ 481,544
*PUTNAM RESEARCH FUND	Registered Investment Company	43,195,384
*PUTNAM EQUITY INCOME FUND	Registered Investment Company	53,220,388
*PUTNAM VOYAGER FUND	Registered Investment Company	40,235,833
*PUTNAM INTERNATIONAL EQUITY FUND	Registered Investment Company	55,976,832
*PUTNAM NEW OPPORTUNITIES FUND	Registered Investment Company	30,913,551
*GEORGE PUTNAM FUND OF BOSTON	Registered Investment Company	35,633,602
*PUTNAM S&P 500 INDEX FUND	Common/Collective Trust	147,101,610
*PUTNAM BOND INDEX FUND	Common/Collective Trust	31,484,668
DODGE & COX STOCK FUND	Registered Investment Company	201,993,175
GOLDMAN CAP GROWTH	Registered Investment Company	34,119,105
GOLDMAN SACHS SMALL CAP FUND	Registered Investment Company	43,911,382
PIMCO TOTAL RETURN FUND	Registered Investment Company	61,688,414
T ROWE PRICE MID CAP GROWTH FUND	Registered Investment Company	121,780,128
*PUTNAM MID CAP VALUE	Registered Investment Company	24,207,082
CENTURY SMALL CAP SELECT FUND	Registered Investment Company	28,620,493
AMERICAN EUROPACIFIC GROWTH FUND	Registered Investment Company	48,659,858
*VARIOUS PARTICIPANTS	Participant Loans maturing through 2020 at interest rates from 4% to 10.5%.	32,978,554
		$1,036,201,603

* Party-in-interest.
Note: Cost information is not required for participant-directed investments and therefore is not included.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE II

FORM 5500, SCHEDULE H; PART IV LINE 4a

DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in- Interest	Description of Transactions	Amount

Marsh & McLennan Companies, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period described by D.O.L. Regulation 2510.3-102. The December 29, 2005 participant contribution was deposited on February 9, 2006.	$5,257